Registration Statement No. 333-217200

Filed Pursuant to Rule 433

October 3, 2018

Bank of Montreal Announces Name Change to BMO Elkhorn DWA MLP Select™ Index Exchange Traded Notes

NEW YORK, October 3, 2018 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it has changed the name of its BMO Elkhorn DWA MLP Select™ Index Exchange Traded Notes due December 10, 2036 (NASDAQ:BMLP) (the “Notes”), effective as of October 3, 2018.

The new name of the Notes will be: Dorsey Wright MLP Index ETNs due December 10, 2036.

The Notes will continue to trade on Nasdaq Global Market under their current ticker symbol, BMLP. The CUSIP number for the Notes, 063679104, will remain the same.

The Notes are senior, unsecured obligations of Bank of Montreal. Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the Notes, has filed a registration statement (including pricing supplements, prospectus supplement and prospectus) with the Securities and Exchange Commission (the “SEC”) about the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About Nasdaq Dorsey Wright

Nasdaq Dorsey Wright (“Dorsey Wright”) is a registered investment advisory firm based in Richmond, Virginia. Since 1987, Dorsey Wright has been an advisor to financial professionals on Wall Street and investment managers worldwide. Dorsey Wright offers comprehensive investment research and analysis through their Global Technical Research Platform and provides research, modeling and indexes, which apply Dorsey Wright’s expertise in Point & Figure Relative Strength to various financial products, including exchange trade funds and notes, mutual funds, UITs, structured products and separately managed accounts. In 2015, Dorsey Wright was acquired by Nasdaq, Inc. (“Nasdaq”), allowing Dorsey Wright to work towards even greater innovative solutions for its clients.   As a single company, Nasdaq is one of the largest providers of Smart Beta indexes with over $50 billion in assets tracking Nasdaq Smart Beta indexes.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $765 billion as of July 31, 2018, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Media Contacts:

Amanda Robinson

(416) 867-3996

Amanda.Robinson@bmo.com